                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------
                                SCHEDULE 13D/A
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 1)/1/

                         Greate Bay Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
                         -----------------------------
                                (CUSIP Number)

                               William D. Pratt,
           Executive Vice President, Secretary and General Counsel,
          Greate Bay Casino Corporation, c/o Sands Hotel and Casino,
                Indiana Avenue and Brighton Park, Ninth Floor,
                Atlantic City, New Jersey 08401, (609) 441-0704
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                APRIL 29, 1998
                          -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 13 Pages)

--------------------
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-----------------------                                  ---------------------
  CUSIP NO. 391546108                                      PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William D. Pratt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          602,316 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          602,316 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      602,316
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Represents Common Stock owned of record by William D. Pratt (1,678 shares), the J.E. Pratt Family Trust I (566,438) shares) and W.D. Pratt Co. No. 1 (34,200 shares).

                                 SCHEDULE 13D/A


-----------------------                                  ---------------------
  CUSIP NO. 391546108                                      PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.E. Pratt Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      00-Trust
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Power is exercised through its Trustee, William D. Pratt.

                                 SCHEDULE 13D/A


-----------------------                                  ---------------------
  CUSIP NO. 391546108                                      PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. E. Pratt Family Trust I
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          566,438 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          566,438 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      566,438
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      10.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      00-Trust
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Power is exercised through its Trustee, William D. Pratt.

                                 SCHEDULE 13D/A


-----------------------                                  ---------------------
  CUSIP NO. 391546108                                      PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      W. D. Pratt Co. No. 1
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          34,200 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          34,200 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      34,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      0.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Power is exercised through its Managing General Partner, William D. Pratt.

                                 SCHEDULE 13D/A


-----------------------                                  ---------------------
  CUSIP NO. 391546108                                      PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WDP Jr. Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      00-Trust
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Power is exercised through its Trustee, William D. Pratt.

Item 1.   Security and Issuer.
------    -------------------

     This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Ninth Floor, Atlantic City, New Jersey 08401.

Item 2.   Identity and Background.
------    -----------------------

     This statement is filed on behalf of William D. Pratt; the JEP Family Trust (the "JEP Trust"); the J.E. Pratt Family Trust I (the "JEP Trust I"); W.D. Pratt Co. No. 1 (the "Partnership"); and the WDP Jr. Family Trust (the "WDP Jr. Trust") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     William D. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal employment at such address is serving as a director and Executive Vice President, Secretary and General Counsel of each of the Company and Hollywood Casino Corporation ("Hollywood"). The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey. Hollywood owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi.

     The JEP Trust is governed by the laws of the State of Texas and is located in Texas. William D. Pratt is the Trustee of the JEP Trust. The primary beneficiaries of the JEP Trust are Jack E. Pratt, Jr., who is employed as an insurance agent and whose principal business address is 6936 Spanky Branch Court, Dallas, Texas 75248; Jill P. LaFerney, whose principal employment is owning and operating an ice cream business and whose principal business address is 9054 Briarwood, Dallas, Texas 75209; John R. Pratt, whose occupation is project manager for HWCC Development Corporation, a construction company, and whose principal business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240; and Aileen M. Pratt, a homemaker. The principal business of the JEP Trust is to hold investments for the benefit of its beneficiaries. The address of the JEP Trust's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     The JEP Trust I is governed by the laws of the State of Texas and is located in Texas. William D. Pratt is the Trustee of the JEP Trust I. The primary beneficiary of the JEP Trust I is Aileen M. Pratt, a homemaker. The principal business of the JEP Trust I is to hold investments for the benefit of its beneficiaries. The address of the JEP Trust I's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     The Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. William D. Pratt is the Managing General Partner of the Partnership. The general partners of the Partnership are William D. Pratt; the WDP Jr. Trust which is controlled by William D. Pratt, its Trustee; Shawn D. Bradshaw, a homemaker; and Michael Shannan Pratt, whose occupation is serving as Vice President of Operations of Hollywood

Casino-Aurora, Inc., which owns a casino in Aurora, Illinois and whose principal business address is 49 West Galena Blvd., Aurora, Illinois 60506. The principal business of the Partnership is to hold investments for the benefit of its partners. The address of the Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     The WDP Jr. Trust is governed by the laws of the State of Texas and is located in Texas. William D. Pratt is the Trustee of the Trust. The primary beneficiaries of the Trust are Elizabeth Betancourt Pratt, a homemaker; William
D. Pratt III, a minor; and Michael Taylor Pratt, a minor. The principal business of the Trust is to hold investments for the benefit of its beneficiaries. The address of the Trust's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     To the best knowledge of William D. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership and Trustee of each of the JEP Trust, the JEP Trust I and the WDP Jr. Trust, none of the Reporting Persons, general partners of the Partnership or the primary beneficiaries of the JEP Trust, the JEP Trust I or the WDP Jr. Trust have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the best knowledge of William D. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership and Trustee of each of the JEP Trust, the JEP Trust I and the WDP Jr. Trust, none of the Reporting Persons, general partners of the Partnership or the primary beneficiaries of the JEP Trust, the JEP Trust I or the WDP Jr. Trust have, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     William D. Pratt, Jack E. Pratt, Jr., Jill P LaFerney, John R. Pratt, Aileen M. Pratt, Shawn Denise Bradshaw, Michael Shannan Pratt, Elizabeth Betancourt Pratt, William D. Pratt III and Michael Taylor Pratt are citizens of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.
------    --------------------------------------------------

          Not applicable.

Item 4.   Purpose of the Transaction.
------    --------------------------

     William D. Pratt served as Trustee of JEP Trust. In the prior Schedule 13D filing of William D. Pratt relating to the Company, William D. Pratt, as Trustee, was reported as the beneficial owner of the shares of Common Stock owned by the JEP Trust. On April 29, 1998, the JEP Trust distributed 755,250 shares of Common Stock to its beneficiaries (the "Distribution"). Pursuant to the Distribution and concurrent gifts from certain beneficiaries of the JEP Trust of Common Stock that such beneficiaries received in the Distribution, the beneficial ownership of 188,812 shares of Common Stock of the Company was shifted from William D. Pratt, as Trustee, to Jack E. Pratt, individually. Jack
E. Pratt is the brother of

William D. Pratt. The other 566,438 shares of Common Stock subject to the Distribution were distributed to the JEP Trust I and remain beneficially owned by William D. Pratt, as Trustee.

     No consideration was paid by the beneficiaries of the JEP Trust in return for the shares received in the Distribution. The acquisition of the above Common Stock by the JEP Trust I involved no independent action on its behalf or on behalf of William D. Pratt, as Trustee of the JEP Trust I.

     The Reporting Persons hold such shares for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

     On March 25, 1997, March 27, 1997, March 31, 1997, April 1, 1997, April 2,
1997 and April 4, 1997, the JEP Trust sold 1,425, 300, 2,850, 5,700, 2,025 and
2,700 shares of Common Stock, respectively, in open market transactions.

     On January 3, 1997 and January 6, 1997, the Partnership sold 5,416 and 9,200 shares of Common Stock, respectively, in open market transactions.

     On January 3, 1997, the WDP Jr. Trust sold 1,636 shares of Common Stock in an open market transaction.

     The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) William D. Pratt owns of record 1,678 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on May 12, 1998, based on information supplied by the Company to the Reporting Persons). William D. Pratt may be deemed to be the beneficial owner of an aggregate of 602,316 shares of Common Stock (representing approximately 11.6% of the shares of Common Stock outstanding on May 12, 1998, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 1,678 shares owned of record by him, 566,438 shares owned of record by the JEP Trust I, and 34,200 shares owned of record by the Partnership.

     The JEP Trust I owns of record and beneficially an aggregate of 566,438 shares of Common Stock of the Company (representing approximately 10.9% of the shares of Common Stock outstanding on May 12, 1998, based on information supplied by the Company to the Reporting Persons).

     The Partnership owns of record and beneficially an aggregate of 34,200 shares of Common Stock of the Company (representing approximately 0.7% of the shares of Common Stock outstanding on May 12, 1998 based on information supplied by the Company to the Reporting Persons).

     None of the JEP Trust, the WDP Jr. Trust, Shawn Denise Bradshaw or Michael Shannan Pratt own of record or beneficially any shares of Common Stock.

     The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) William D. Pratt has sole voting power and sole dispositive power with respect to the 1,678 shares of Common Stock owned of record by him, the 566,438 shares of Common Stock owned of record by the JEP Trust I and the 34,200 shares of Common Stock owned of record by the Partnership, for a total of 602,316 aggregate shares of Common Stock of the Company.

     The JEP Trust I has sole voting power and sole dispositive power with respect to the 566,438 shares of Common Stock owned of record by it.

     The Partnership has sole voting power and sole dispositive power with respect to the 34,200 shares of Common Stock owned of record by it.

     None of the JEP Trust, the WDP Jr. Trust, Shawn Denise Bradshaw or Michael Shannan Pratt have the power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     (c) The only transaction by the Reporting Persons in the Common Stock of the Company during the past 60 days is the Distribution described in Item 4 above. The description of the Distribution in Item 4 is hereby incorporated by this reference.

     (d) William D. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,678 shares of Common Stock owned of record by him. The JEP Trust I has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 566,438 shares of Common Stock owned of record by it. The Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 34,200 shares of Common Stock owned of record by it.

     None of the JEP Trust, the WDP Jr. Trust, Shawn Denise Bradshaw or Michael Shannan Pratt have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     William D. Pratt is the Managing General Partner of the Partnership and the Trustee of each of the JEP Trust, the JEP Trust I and the WDP Jr. Trust.

     Attached hereto as Exhibit 7.1 and incorporated herein by reference is a
                        -----------
copy of a Joint Filing Agreement.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     7.1  Joint Filing Agreement.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 1998.

                                    WILLIAM D. PRATT

                                      /s/  William D. Pratt
                                    --------------------------------------------



                                    J.E. PRATT FAMILY TRUST

                                      /s/  William D. Pratt
                                    --------------------------------------------
                                    By:  William D. Pratt
                                         Trustee



                                    J.E. PRATT FAMILY TRUST I

                                      /s/  William D. Pratt
                                    --------------------------------------------
                                    By:  William D. Pratt
                                         Trustee


                                    W.D. PRATT CO. NO. 1

                                      /s/  William D. Pratt
                                    --------------------------------------------
                                    By:  William D. Pratt
                                         Managing General Partner



                                    WDP JR. FAMILY TRUST

                                      /s/  William D. Pratt
                                    --------------------------------------------
                                    By:  William D. Pratt
                                         Trustee